FOIA Confidential Treatment Request

Confidential treatment requested

by Constellium Holdco B.V.

[Wachtell, Lipton, Rosen & Katz Letterhead]

April 16, 2013

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.
Confidential Draft Amendment No. 2 to Registration Statement on Form F-1
Submitted March 27, 2013
File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium Holdco N.V. (the “Company” and, together with its subsidiaries, “Constellium”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated April 8, 2013, with respect to the confidential draft Registration Statement referenced above. We have included in this letter, where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

U.S. Securities and Exchange Commission

With this letter, the Company is confidentially submitting an amendment (“Amendment No. 3”) to the Registration Statement on Form F-1. We are providing supplementally to the Staff six copies of Amendment No. 3 blacklined to show the changes to the draft Registration Statement Amendment No. 2 we submitted to you on March 27, 2013. All page references in the responses set forth below are to the pages of Amendment No. 3 to the Registration Statement confidentially submitted to the Commission. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 3 to the Registration Statement. We are also providing the Staff on a supplemental basis copies of the third party sources newly referenced in Amendment No. 3.

For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain information in this letter in the Company’s response to comment 9 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A §552 or otherwise. Accordingly, pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system. Omitted information has been replaced in this letter as filed via the EDGAR system with a placeholder identified by the mark “[***].”

General

1.	Please note that any comments regarding your confidential treatment request will be sent under separate cover and we will not consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

The Company confirms its understanding of the Staff’s comment.

Holdings and Corporate, page 7

2.	We note your response to comment two in our letter dated February 27, 2013. Please also disclose the percentage of Management Adjusted EBITDA which is attributable to Holdings and Corporate.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 7 of Amendment No. 3.

Risk Factors, page 22

Our indebtedness could materially adversely affect our ability to invest in or fund our operations…, page 30

3.	In light of your ability to negotiate a greater term loan which will be used to fund the €250 million distribution to your equity holders (refer to your “Term Loan” disclosure on page 128), with a view towards disclosure, please tell us what consideration you have given to updating your risk factor disclosure to adequately describe how your indebtedness may impact your operations.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 31 of Amendment No. 3.

U.S. Securities and Exchange Commission

Use of Proceeds, page 45

4.	We note your response to comment six in our letter dated February 27, 2013. You intend to use the net proceeds of this offering for general corporate purposes, which may include the repayment of debt. Please tell us if there are specific plans at this time to use the net proceeds to repay debt. Please address what consideration you gave as to whether pro forma financial information should be provided for the repayment of debt from the use of offering proceeds as well as the refinancing of the term loan which is discussed on page 128. Refer to Article 11 of Regulation S-X.

The Company acknowledges the Staff’s comment and supplementally provides that while there are no specific plans at this time to use the net proceeds to repay debt, if such debt repayments were made utilizing the proceeds from the IPO, this would not materially impact the total borrowings or capitalization of the Company as total borrowings after refinancing and repayment of debt from IPO proceeds would lead to an as adjusted figure similar to that at Dec. 31 2012 and any additional interest expense would be minimal. Additionally, the Company has considered the criteria requiring the presentation of pro forma financial statements under Rule 11-01 of Regulation S-X and advises that none of the conditions is met. With respect to the term loan, dividend distribution and any potential repayment of debts from the IPO Proceeds, such impact will be presented as adjustments to the capitalization table on page 48 of Amendment No. 3. The Company believes that any additional pro forma information or presentation under Article 11 of Regulation S-X would not be material to investors.

Management’s Discussion and Analysis

Results of Operations

Segment Adjusted EBITDA, page 71

5.	We continue to believe that you should better quantify the impact of each significant factor when multiple factors contribute to material changes in Segment Adjusted EBITDA. For example, for the Aerospace & Transportation segment for the year ended December 31, 2012 compared to the year ended December 31, 2011, Segment Adjusted EBITDA more than tripled. There appear to be multiple factors which resulted in this net increase, which include increased pricing and spreads on aerospace products, lower overhead and laboring expenses in Sierre, increased R&D costs, and the weakening of the Swiss franc. Please revise your discussion accordingly. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 72 and 73 of Amendment No. 3.

U.S. Securities and Exchange Commission

Liquidity and Capital Resources, page 76

Cash Flows, page 77

Net Cash from Operating Activities, page 77

6.	Please expand your disclosures to discuss the underlying reasons for changes in working capital components, with specific discussions for trade receivables and inventories. Given the impact that changes in your trade receivables had on your cash flows from operations, please also consider whether a discussion of financial measures such as days sales outstanding would be relevant to a reader of your financial statements. See Section IV.B of the SEC Interpretive Release No. 33-8350.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 79 of Amendment No. 3.

Contractual Obligations, page 79

7.	We note your response to comment 10 in our letter dated February 27, 2013. In a similar manner to your response, please clarify in your disclosures that the interest rate used for purposes of purposes of estimating interest payments in the table is an assumed 1.25% floor plus 8%.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page 80 of Amendment No. 3.

Financial Statements

Consolidated Statement of Financial Position, page F-5

8.	On March 13, 2013, the Board of Directors approved a one-time distribution of approximately 250 million Euros. Please present a pro forma statement of financial position alongside the historical statement of financial position reflecting the distribution with corresponding footnote disclosure. Please also provide the pro forma per share data required by SAB Topic 1:B.3 regarding this distribution. In this regard, we note that the distribution amount exceeds your earnings for the year ended December 31, 2012.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-5 of Amendment No. 3. The revision indicates where the Company will include pro forma earnings per share information giving effect to the number of shares whose proceeds are assumed to have been used to partially pay the dividend declared on March 13, 2013 and on pages F-63 to F-64 to include a footnote to explain the computation. The Company will complete the disclosure in a subsequent pre-effective amendment to the Registration Statement when share count information is available.

U.S. Securities and Exchange Commission

Notes to the Financial Statements

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-23

9.	We note your response to comment 17 in our letter dated February 27, 2013. Given the proximity of the your impairment assessment as of December 31, 2010 to the acquisition on January 4, 2011, we continue to have difficulty understanding what caused such a significant further reduction in the value of property, plant and equipment at the time of the acquisition.

If the recoverable amount of an asset is less than its carrying amount, IAS 36.59 requires an impairment charge to be recorded so that the carrying amount of the asset is reduced to its recoverable amount. Pursuant to IAS 36.18, the recoverable amount is defined as the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. You used the fair value less costs to sell to determine the recoverable amount, which you believe would be essentially the same as the value in use. IFRS 3.18 requires identifiable assets acquired to be measured at their acquisition-date fair values. Given that there does not appear to be any difference in how fair value is defined in IAS 36.25 and Appendix A of IFRS, please help us understand why the fair value less costs to sell would be higher under IAS 36 compared to the fair value pursuant to IFRS 3.

The Company acknowledges the Staff’s comment and supplementally provides the following chronological overview of the accounting and valuation considerations in relation to property, plant and equipment (“PP&E”). This overview considers:

•	the impairment calculation and recognition in the Predecessor’s financial statements as at December 31, 2010;

•	the Successor’s fair value assessment of the assets acquired as at January 4, 2011; and

•	an explanation of how the application of different accounting standards and assumptions applied by the Predecessor and Successor have ultimately led to a different value of PP&E.

Predecessor Combined Financial Statements as at December 31, 2010 – PP&E – determination of net book value

As part of the sale process, the total business enterprise value (“BEV”) of the combined predecessor group of $1.2 billion was stated in the sale and purchase agreement and was negotiated between two independent parties on a pension free and debt free basis. Predecessor management, with the assistance of an independent valuation expert, assigned this BEV to each of the Predecessor’s cash generating units (“CGU”).

U.S. Securities and Exchange Commission

The gross BEV of $1.2 billion was reduced by pension liabilities and debt facility amounts to arrive at the base purchase price of $125 million. The transaction price of $125 million was adjusted for estimated closing adjustments in relation to working capital and financial liabilities and on January 4, 2011 $17 million was paid as consideration for the carve out business. The total used for impairment testing was $(29) million or €(22) million. This was due to the fair value less costs to sell (“FVLCS”) amount incorporating more than just the amount paid by the Purchaser at the closing of the transaction as it incorporates primarily both completion adjustments included in the April 2011 Draft Completion Statements and specific transaction costs incurred by the Predecessor. This FVLCS was then used by management in undertaking their impairment test in relation to PP&E in accordance with the accounting guidance included in IAS36. As the recoverable amount of individual assets cannot be determined as the assets do not generate cash inflows that are largely independent from those of other assets, the recoverable amount can only be determined for the assets’ CGU as per IAS 36.67.

The Predecessor compared the FVLCS of each CGU with that CGU’s carrying value. The CGU FVLCS was determined using the $1.2B BEV which was assigned to each CGU and then each CGU was adjusted for each of the elements discussed above (i.e. pension liability, debt facility and estimated working capital adjustment).

As depicted in the following table, where the FVLCS of the CGU was higher than the CGU carrying value, the PP&E at that CGU was not impaired. Where the CGU carrying value was higher than the CGU FVLCS the carrying value of the PP&E was either fully or partially impaired. Therefore the December 31, 2010 PP&E balance of €214 million reflects the PP&E at historical cost, net of impairments and depreciation.

CGU	€million	CGU FVLCS	CGU Carrying Value	Difference between FVLCS and Carrying value	Pre-Impairment PP&E Balance (historical cost basis)	Impairment Taken(*)	Net Book Value of PP&E at 31 December 2010 (historical cost basis)
		A	B	C = A - B	D	E	F = D + E
1	[***]	70	75	(5)	121	(5)	116
2	[***]	42	22	20	31	—	31
3	[***]	52	56	(4)	52	(4)	48
4	[***]	(283)	(147)	(136)	55	(55)	—
5	[***]	218	29	189	15	—	15
6	[***]	43	172	(129)	89	(89)	—
7	[***]	(28)	10	(38)	15	(15)	—
	Others, net	(136)	98	(234)	52	(48)	4
	Total	(22)	315		430	(216)	214

U.S. Securities and Exchange Commission

(*)	CGU FVLCS and carrying value include PP&E and also other items such as inventories, receivables and payables. These other items are outside the scope of the IAS 36 impairment test and are valued separately. Accordingly, the difference between the CGU FVLCS and carrying value is fully attributable to PP&E and intangible assets as there was no goodwill. In addition, in accordance with the guidance in IAS 36.105, the carrying amount was not reduced below the highest of the fair value less costs of disposal/value in use and zero.

In April 2012 the Combined Financial Statements were revised to reflect Alcan International Network operating segment as a discontinued operation in the two years ended December 31, 2009 and 2010. At that point Predecessor management assessed whether the completion accounts finalized in October 2011, which led to a decrease of €29 million in the overall FVLCS, could have impacted the impairment of €216 million that had been recorded for the year ended December 31, 2010.

The following analysis was undertaken and the conclusion was that an additional €3 million of impairment could be recorded. Predecessor management concluded that this adjustment was not material and as a result this was not reflected in the Combined Financial Statements.

CGU	€million	NBV of PP&E at December 31, 2010 (historical cost basis)	Decrease in FVLCS (*)	Additional impairment	Comment
1	[***]	116	2	2	PP&E partially impaired to bring the CGU carrying value in line with CGU FVLCS
2	[***]	31	1	—	CGU FVLCS exceeds CGU carrying value by € 20 m (i.e. more than €1m) – no additional impairment to record
3	[***]	48	1	1	PP&E to be partially impaired to bring the CGU carrying value in line with CGU FVLCS
4	[***]	—	5	—	Fully impaired
5	[***]	15	5	—	CGU FVLCS exceeding CGU carrying value by €189m (i.e. more than € 5 m) – no additional impairment to record
6	[***]	—	6	—	Fully impaired
7	[***]	—	1	—	Fully impaired
Other	Individually immaterial	4	8	—	Fully impaired
Total		214	29	3

(*)	Since the €29 million reduction in FVLCS was the result of an overall negotiated settlement between the parties and related primarily to working capital, the reduction in FVLCS was allocated to each CGU on a pro-rata basis based on the absolute value of working capital reported by each CGU at December 31, 2010.

U.S. Securities and Exchange Commission

Constellium Consolidated Financial Statements as at January 4, 2011 – PP&E – determination of fair value

As at January 4, 2011 the fair value of property, plant and equipment as a result of the purchase price allocation was determined utilizing a cost approach under the Depreciated Replacement Cost (“DRC”) method which is explained in more detail in our response to comment 11 to this letter.

The differences between the net book value at December 31, 2010 and the fair value at January 4, 2011 of PP&E are summarized in the table below:

CGU	€ million	Net Book Value as of December 31, 2010 (*)	Fair Value as of January 4, 2011	Variance
CGU 1	[***]	116	4	(112)	(145)
CGU 2	[***]	31	3	(28)
CGU 3	[***]	48	2	(46)
CGU 4	[***]	–	41	41
CGU 5	[***]	15	10	(5)

CGU 6	[***]	–	11	11

CGU 7	[***]	–	7	7

Other CGU	[***]	4	13	9

Total		214	91	(123)

(*)	net book value after allocation of the impairment charge considering the guidance in IAS36

For both the impairment assessment and the purchase price allocation the starting point was the $1.2 billion BEV as stated in the sale and purchase agreement.

The differences between the net book value of PP&E as of December 31, 2010 and the fair value assigned to PP&E as a result of the purchase price allocation as of January 4, 2011 are due to the different requirements of each accounting standard, specifically where IAS 36 considers fair value on a CGU basis and IFRS 3 requires fair value on an asset by asset basis and in establishing fair value, successor management applied different assumptions, when applying the Discounted Cash Flow analysis, notably a discount rate (based on Constellium’s weighted-average cost of capital) and expected future cash flows (Business Plans - BPs). As explained in response to comment 11, a Discounted Cash Flow (“DCF”) analysis was used to determine the economic obsolescence to be considered when applying the DRC method.

In particular, a different discount rate was applied by the Successor as part of the purchase price allocation to reflect a greater cost of capital attributable to Constellium as a stand-alone than that which was attributed to the Predecessor as a group of entities managed by a large conglomerate (size premium).

U.S. Securities and Exchange Commission

The rate utilized by Constellium was c. 17-18.5% (reflecting a market participant rate) whereas such rates in the predecessor period were c. 11.5-14%. This difference in rates explains the lower value as at January 4, 2011 of PP&E not fully impaired as of December 31, 2010. The other major difference relates to differences in BPs, on a site-by-site basis, due to the Successor considering different plans, strategies, on-going projects and construction work in progress and assumptions for each major industrial site that were different than the assumptions used by the Predecessor.

As an illustration, for the CGUs 1, 2, 3 and 4 listed in the table above and explaining the vast majority of the difference in value (€(145) million out of €(123) million):

•	the impact of the difference in discount rate was estimated to €(119) million decrease in value (all other assumptions and data being equal).

•	the impact of the difference in BPs was estimated to €(19) million decrease in value (all other assumptions and data being equal).

10.	The balance sheet as of December 31, 2010 includes 214 million Euros of property, plant and equipment whereas the fair value of property, plant and equipment acquired on January 4, 2011 was 91 million Euros. If there are factors aside from the write-down to fair value pursuant to IFRS 3 which contributed to this decrease, please identify each factor and the corresponding amount.

The Company acknowledges the Staff’s comment and supplementally provided the overview of the accounting and valuation for plant, property and equipment in each of the Predecessor’s financial statements as at December 31, 2010 and the Successor’s fair value assessment of the assets acquired as at January 4, 2011 in response to comment 9 above.

The €123 million difference between the net book value of property, plant and equipment as at December 31, 2010 and the fair value of property, plant and equipment as a result of purchase price allocation as at January 4, 2011 does not result from a write-down but from the application of different accounting standards and assumptions applied by the Predecessor and Successor, as further described above in the response to comment 9 above.

In addition, we respectfully advise the Staff that our results of operations for the years ended December 31, 2011 and 2012 are presented alongside the results of operations of the Predecessor for the years ended December 31, 2009 and 2010 for comparison purposes. However, as we note several times in the Registration Statement, the comparability of our Successor periods to the Predecessor periods is impacted by the application of purchase accounting and the fact that the Predecessor accounts were prepared on a carve-out basis. The financial position of the Predecessor does not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone entity and as such are not necessarily comparable.

U.S. Securities and Exchange Commission

11.	You indicate that the acquisition-date fair value of property, plant and equipment under IFRS 3 was measured primarily using a cost approach adjusted by economic obsolescence determined using the income approach. Please help us understand how this cost-based methodology results in you measuring these assets at acquisition-date fair value pursuant to IFRS 3.18.

The Company acknowledges the Staff’s comment and supplementally explains that the cost approach was utilized as the primary approach for the property plant and equipment, through the Depreciated Replacement Cost (“DRC”) method. The term depreciated refers to a reduction of utility or value. This valuation method is commonly applied to measure property, plant and equipment in purchase accounting in practice, and it was used by our independent valuation experts who assisted us in the purchase price allocation, including the determination of the fair value of the property, plant and equipment at acquisition date.

DRC is an indicator of fair value provided that all elements of depreciation and obsolescence are addressed:

•	the first step of the Cost Approach is to estimate the reproduction/replacement costs (as if) new asset, using current prices and labor;

•	the second step is performed through adjustments for physical depreciation (result of age and wear), functional and technological obsolescence; and

•

a third step is performed in case an economic obsolescence is indicated (loss in value that occurs from factors external to the assets, such as the market price for the output of a facility). Such economic obsolescence must be quantified and the appropriate adjustment made, so that DRC is equivalent to fair value. In practice, such economic obsolescence is determined through the use of an income approach (Discounted Cash Flow approach).

As there were insufficient cash flows (based on the Successor business plan at the acquisition date using a market participant discount rate appropriate for Constellium) to support the values established through the cost approach, an economic obsolescence discount was therefore applied as part of the personal property analysis, in order to reconcile with the Discounted Cash Flow analysis. The Discounted Cash Flow analysis based on the Successor business plans at the acquisition date reconciles to the purchase price ($125 million equity value prior to certain adjustments).

U.S. Securities and Exchange Commission

12.	At April 2012, the 2010 impairment charge was re-assessed and it was determined that the change in fair value as a result of the ultimate settlement did not create a material change in the impairment charge as when it was applied to the cash generating units it was primarily applied to either cash generating units for which assets had already been fully impaired or where the cash generating units did not require any impairments. Please provide us with a summary of this analysis performed by cash generating units. Your analysis should show each of the cash generating units which was impacted by the write-down of property, plant and equipment upon acquisition pursuant to IFRS 3 and the corresponding amount of the reduction in value. For each of these cash generating units, please explain how you determined that there was no impact to the 2010 impairment charge recorded pursuant to IAS 36.

The Company acknowledges the Staff’s comment and directs the Staff to the response to comment 9 above.

Note 12. Earnings Per Share, page F-32

13.	Please help us understand and disclose how you determined Class B2 shares should be treated as ordinary shares for purposes of determining earnings per share given that Class B2 shares are subject to vesting. Refer to IAS 33.6. Please clarify if you have determined Class B2 shares to be participating pursuant to IAS 33.A13 and A14 as well as whether the rights to dividends held by Class B2 shareholders are nonforfeitable.

In response to the Staff’s comment, the Company confirms that Class B2 shares are entitled to the same profit allocation as Class A and Class B1 shares.

Upon vesting of the management equity plan interests that relate to the Class B2 shares and the corresponding conversion of such Class B2 shares to Class B1 shares, the corresponding amount of allocated profits recorded in the Class B2 dividend reserve is transferred to the Class B1 dividend reserves, with Class B1 shares having the same right to dividend distribution as “ordinary” A shares. The Company also confirms that the rights to profits and subsequently to dividends of Class B2 shares are nonforfeitable.

In accordance with IAS 33.6, Class B2 shares have been treated as ordinary shares for purposes of determining earnings per share. Therefore all Class B2 shares have been included in the basic earnings per share calculation. In addition, for purposes of determining earnings per share, Class A, Class B1, and Class B2 shares were considered to bear equal rights. Therefore the guidance of IAS 33.A13 and A14 was not applicable and thus Class B2 shares are not participating. Please refer to pages F-30 and F-31 of Amendment No. 3.

U.S. Securities and Exchange Commission

Note 18. Share Capital, page F-39

14.	We note your response to comment 23 in our letter dated February 27, 2013. We continue to believe that you should further clarify the differences between Class B1 and B2 shares in your disclosures. For example, your response to comment 109 in our letter dated December 31, 2012 states that Class B2 shares have a right to a pro rata part of the profits; however, prior to conversion to Class B1 shares, such profits shall be attributed to the dividend reserve for the Class B2 shares. This amount will be added to the dividend reserve for the Class B1 shares upon conversion to Class B1 shares. Please also disclose what happens to the Class B2 dividend reserve if the shares do not convert to Class B1 shares.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to pages F-38 of Amendment No. 3.

Note 22. Provisions, page F-49

Legal Claims and Other Costs, page F-50

15.	In regards to litigation and disease claims, you do not anticipate that the resolution will have a material effect on your future results. Please also disclose the expected impact of the resolution of these matters on your financial position and cash flows.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-48 of Amendment No. 3.

Note 29. Subsidiaries and Operating Segments, page F-64

16.	It appears that the cross operating segment represents the packaging and automotive rolled products segment as disclosed on page F-24. Please revise your disclosures as necessary.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-61 of Amendment No. 3.

Note 30. Share Equity Plan, page F-65

17.	It appears that the vesting period that you refer to related to the Class B2 shares actually represents the period of time over which the Class B2 shares can be converted into Class B1 shares. Please clarify accordingly in your disclosures as well as disclose how you determined that this period should be treated as the vesting period for purposes of accounting for these shares pursuant to IFRS 2.

In response to the Staff’s comment, the Company has updated the disclosure in the Registration Statement. Please refer to page F-62 of Amendment No. 3.

U.S. Securities and Exchange Commission

Note 32. Subsequent Events, page F-66

18.	In March 2013, you received a binding offer for the purchase of two plants in France. It does not appear that these assets were classified as held for sale on your statement of financial position as of December 31, 2012. Based on the terms of the offer, please tell us what consideration you gave as to whether the carrying amount of the assets are recoverable.

In response to the Staff’s comment, the Company respectfully submits that we announced our decision to divest two of our sites in a press release on October 5, 2012. In light of this decision, we considered whether the assets of either or both of these sites should be classified as held for sale in accordance with IFRS 5.7 and 8 in our December 31, 2012 financial statements.

At December 31, 2012, we assessed the disposal groups of both Ham and Saint-Florentin under the held for sale criteria as of that date and determined that not all of the criteria had been met to conclude that the disposal was highly probable within one year. Specifically, we considered the following:

•

Although the Company’s Board of Directors had provided management with approval to divest the businesses and we had commissioned an advisor to develop an appropriate strategy for divesting the two businesses, we had not finalized the related marketing strategy and notably pricing considerations were not determined.

•	At December 31, 2012 we had not received any expression of interest and as such we did not know whether there would be buyers for these businesses.

•

Overall, we could not conclude that we had a robust plan of sale and or that significant changes to the plan would not be required to dispose of the business in its current form or whether changes to the structure would be required. A number of other significant considerations were not finalized, such as the conditions relating to the transfer of the existing metal supply agreement to a potential acquirer.

The Company respectfully advises that in the fourth quarter and up to the 2012 financial statement issuance date, management assessed the potential impact of the disposal process on the carrying amount of the assets and determined that the recoverable value was not less than the carrying value as at December 31, 2012.

*    *    *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1128 or Alison M. Zieske at (212) 403-1107.

U.S. Securities and Exchange Commission

Very truly yours,

/s/ Karessa L. Cain Karessa L. Cain

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)
Keith L. Halverstam (Latham & Watkins LLP)